Realogy Holdings Corp.
175 Park Avenue
Madison, New Jersey 07940

May 2, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Woody
Branch Chief

Re:	Realogy Holdings Corp.
Form 10-K for fiscal year ended December 31, 2013
Filed on February 27, 2014
File No. 001-35674

Realogy Group LLC
Form 10-K for fiscal year ended December 31, 2013
Filed on February 27, 2014
File No. 333-148153
Ladies and Gentlemen:
We are in receipt of the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 22, 2014 with respect to the Annual Report on Form 10-K for the year ended December 31, 2013 of Realogy Holdings Corp. and Realogy Group LLC (collectively, the “Company”) filed on February 27, 2014. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto. The terms “we,” “us,” “our,” and similar expressions in this letter refer to the Company.
Form 10-K filed on February 27, 2014
Index to financial statements, page F-1
Notes to Consolidated Financial Statements, page F-9
Note 8 - Short and long-term debt, page F-19
1.     In future filings, please disclose the combined aggregate amount of maturities and sinking fund requirements for all long-term borrowings for each of the five years following the date of the latest balance sheet presented. Reference is made to ASC 470-1-50-2.
In future filings, we will include a disclosure reflecting the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented in accordance with ASC 470-10-50-1. The Company has no sinking fund requirements.
* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
May 2, 2014

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at (973) 407-6644 with any questions or comments regarding any of the foregoing.

REALOGY HOLDINGS CORP.

By:	/s/ ANTHONY E. HULL
Anthony E. Hull
Chief Financial Officer

REALOGY GROUP LLC

By:	/s/ ANTHONY E. HULL
Anthony E. Hull
Chief Financial Officer

cc:	Securities and Exchange Commission
Peter McPhun

Realogy Holdings Corp. and Realogy Group LLC
Dea Benson
Seth I. Truwit

PricewaterhouseCooopers LLP
Rich Heller